Exhibit 21.1

Subsidiaries of the Registrant

Company Name	Jurisdiction of Organization

Astea FSC	Barbados
Astea International Australian Pty Ltd.	Australia
Astea International Japan, Inc.	Japan
Astea Israel Ltd.	Israel
Astea Ltd.	England
Astea Service and Distribution Systems B.V.	Netherlands
FC Acquisition Corp.	Delaware
Network Data, Inc.	Delaware
Virtual Service Corp.	Pennsylvania

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